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                                November 27, 2023

       Bharat Rao
       Global CEO
       Startek, Inc.
       4610 South Ulster Street, Suite 150
       Denver, Colorado 80237

                                                        Re: Startek, Inc.
                                                            Schedule 13E-3
filed November 3, 2023 by CSP Management II Limited et al.
                                                            File No. 005-52745
                                                            Preliminary
Information Statement filed November 3, 2023
                                                            File No. 001-12793

       Dear Bharat Rao:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed November 3, 2023

       General

   1.                                                   We note your disclosure
in your Schedule 13E-3 that Item 12(d) is    [n]ot applicable.    In
                                                        this respect, revise to
disclose whether or not any executive officer, director or affiliate of the Company (or any
person specified in Instruction C to the schedule) currently intends sell subject securities
owned or held by that person. Refer to Item 1012(d) of Regulation
                                                        M-A.
       Preliminary Information Statement filed November 3, 2023

       General

   2.                                                   We note your disclosure
that the Board    determined that the Merger Agreement and the
                                                        transactions
contemplated thereby, including the Merger, are advisable, fair to, [and] in
 Bharat Rao
FirstName
Startek, Inc.LastNameBharat Rao
Comapany 27,
November     NameStartek,
                2023      Inc.
November
Page  2     27, 2023 Page 2
FirstName LastName
         the best interests of the Company and the Unaffiliated Stockholders. It appears that the definition of Unaffiliated Stockholders on the first page of the letter to stockholders includes within it directors and officers of the Company who are not otherwise affiliated with Parent, Merger Sub or Sponsor, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of
         "Unaffiliated Stockholders" should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders. Please revise throughout the information statement. See Item 1014(a) of Regulation M- A.
3.       Please revise to provide the summary financial statements required by
Item 1010(c) of
         Regulation M-A in the information statement. See Instruction 1 to Item 13 of Schedule
         13E-3.
4. General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any of the transactions described in Item 1005(a) occurred with the past two years.
         Please revise or advise.
5. Please include, in an appropriate location in the information statement, the proceeds to be received by each director and officer with respect to shares of Company Common Stock owned by such persons.
6. Provide the disclosure required by Item 1005(e) of Regulation M-A in the information statement. As one example only, we note the disclosure in the Company s 2023 annual
         report on Form 10-K that    [t]he Stockholders Agreement dated July
20, 2018, gives CSP
         the right to appoint a majority [of the] directors on [the Company
s] Board of Directors
         including the Chairman of the Board of Directors.    In addition, file
any such agreement as
         an exhibit to your Schedule 13E-3. See Item 16 of Schedule 13E-3 and
Item 1016(d) of
         Regulation M-A.
7. Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-
         3 in a    Special Factors    section in the front of the information
statement. Refer to Rule
         13e-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary. Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication and relocate the other sections currently appearing in front of the
         Special Factors.
Directors, Executive Officers and Controlling Persons of the Company, page 19

8. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. In this respect, we note your disclosure on page 22 regarding CSP Management Limited. Please provide the disclosure required by
         Item 1003 of Regulation M-A with respect to each filing person, including CSP
         Management II Limited, and otherwise include all of the information required by
         Schedule 13E-3 and its instructions for all filing persons.
 Bharat Rao
FirstName
Startek, Inc.LastNameBharat Rao
Comapany 27,
November     NameStartek,
                2023      Inc.
November
Page  3     27, 2023 Page 3
FirstName LastName
Background of the Merger, page 23

9.       We note your disclosure that on September 15, 2023,    representatives
of Houlihan
         updated the Special Committee on Houlihan   s conversation with CSP
and that
            [f]ollowing Houlihan   s meeting with CSP on September 21, 2023,
representatives of
         Houlihan updated the Special Committee on the Final Proposal.    Each
presentation,
         discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by
         Houlihan during the Special Committee   s evaluation of the
transaction, please supplement
         the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation
         M-A. We note that there does not appear to be any such written report dated September
         15, 2023 or September 21, 2023 currently filed as an exhibit. Refer to Meyers Parking,
         Rel. 34-26069 (Sep. 12, 1980).
Recommendation of the Special Committee; Recommendation of the Board; Reasons for the
Merger, page 32

10. We note that the Board acted upon the recommendation of the Special Committee. We also note that the Special Committee considered the Houlihan analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release
         No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee
         adopted Houlihan   s analyses and conclusion as its own.
Alternatively, revise your
         disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.
11. Refer to the comment above. We note your disclosure that "the Board, acting upon the recommendation of the Special Committee, unanimously ... determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated
         Stockholders." Please revise to state, if true, that the Board adopted the Special
         Committee   s analyses and opinion as its own. Alternatively, revise
your disclosure to
         include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.
12.      We note your statement that the Special Committee believed that "the
Merger
         Consideration was the result of an arm   s-length negotiation." Please
delete all references
         to    arm's-length negotiations,    as such references are
inappropriate in a going-private
         transaction by affiliates.
 Bharat Rao
FirstName
Startek, Inc.LastNameBharat Rao
Comapany 27,
November     NameStartek,
                2023      Inc.
November
Page  4     27, 2023 Page 4
FirstName LastName
Opinion of Houlihan, page 37

13. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the estimated enterprise value for each selected company that is the basis for the multiples disclosed on page 41 with respect to the Selected Companies Analysis and
         (ii) the data from each transaction, including the transaction value, that resulted in the multiples disclosed on page 42 with respect to the Selected Transactions Analysis.
Certain Company Financial Forecasts, page 44

14. Please revise to include the full projections instead of a summary. Financing, page 46

15.      We note your disclosure that the    obligations of the Equity
Commitment Party to provide
         the equity financing under the Equity Commitment Letter are subject to certain customary
         conditions.    To the extent material, disclose such conditions. See
Item 1007(b) of
         Regulation M-A.
Position of the CSP Affiliates in Connection with the Merger, page 46

16. Please revise your disclosure to address all of the factors included in instruction 2 to Item
         1014 of Regulation M-A with respect to the CSP Affiliates.
17. We note your disclosure on page 46 and elsewhere that Parent, Merger Sub and CSP
         Management II Limited "may be deemed to be affiliates of the Company." Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.
Purposes and Reasons of the CSP Affiliates in Connection with the Merger, page
50

18.      We note your disclosure that the CSP Affiliates have undertaken to
pursue the Merger    to
         allow the CSP Affiliates to own equity interests in the Company and to bear the rewards and risks of such ownership after the Merger is completed and the shares of Company
         Common Stock cease to be publicly traded.    Please state with
specificity why the CSP
         Affiliates determined to pursue the Merger now as opposed to at any other time. See Item
         1013(c) of Regulation M-A.
Security Ownership of Certain Beneficial Owners and Management, page 51

19. State the aggregate number and percentage of shares of Company Common Stock that are beneficially owned by each person named in response to Item 1003 of Regulation M-A, such as CSP Management II Limited, as well as by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3.
 Bharat Rao
Startek, Inc.
November 27, 2023
Page 5
Fees and Expenses, page 55

20. Revise the disclosure to disclose the information required by Item 1015(b)(4) of
       Regulation M-A, including the fees paid or payable to Houlihan and any material relationships between Houlihan and the persons described in Item 1015(b)(4) of
       Regulation M-A.
Where You Can Find More Information, page 85

21.    Note that neither Schedule 13E-3 nor Schedule 14C specifically permit
general    forward
       incorporation    of documents to be filed in the future. Rather, you
must specifically amend
       your document to specifically list any such filings. Please revise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Daniel Duchovny at 202-
551-3619.



                                                            Sincerely,
FirstName LastNameBharat Rao
                                                            Division of
Corporation Finance
Comapany NameStartek, Inc.
                                                            Office of Mergers &
Acquisitions
November 27, 2023 Page 5
cc:       Andrew Kaplan
FirstName LastName